Filed by Horizon Acquisition Corporation II

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to 14a-12 under the

Securities Exchange Act of 1934

Subject Company:

Horizon Acquisition Corporation II

Commission File No.: 001-39631

Date: October 21, 2022

The Private Jet Boom Is Ripe for Public Scrutiny

As more private plane operators join stock exchanges, their outsized carbon emissions will become increasingly apparent.

By

Chris Bryant

October 20, 2022 at 12:00 AM EDT

Fed up with having his private jet tracked by climate activists typing on Twitter, Bernard Arnault has sold the capacious Bombardier 7500 aircraft belonging to his luxury goods company LVMH Moet Hennessy Louis Vuitton SE. But the world’s third-richest man isn’t about to join the masses flying commercial (quelle horreur!). Instead, Arnault plans to rent private aircraft: “The result now is that no one can see where I go,” he told LVMH-owned Radio Classique this week.

Arnault’s riposte was a public-relations gift to private jet operators including NetJets, Flexjet and Vista Global, who have long touted the privacy advantages of alternatives such as fractional ownership and pre-paid blocks of flying time.

Happily, an until-now rather opaque industry is poised to subject itself to more transparency, not less. Two of the biggest private jet operators, Flexjet Inc. and flyExclusive, confirmed this month they plan to go public via special purpose acquisition companies. With Wheels Up Experience Inc. completing a SPAC listing last year, three of the industry’s five biggest companies will soon be publicly traded. Tapping the public markets for cash will help private aviation grow faster — but it will also bring welcome scrutiny of its climate record.

So far, the threat of a global economic downturn has yet to puncture the industry’s optimism. Health concerns prompted many rich folks to board a private jet for the first time during the pandemic. The delays, cutbacks and crowded airport lounges that have beset commercial aviation lately have made them reluctant to give up their new habit.

While industry claims about a “democratization of private aviation” might be taking things a bit far, wealthy travelers certainly have more options these days, especially if they don’t wish to be tracked.

“Anonymity and discretion have always been key benefits of our program,” Patrick Gallagher, NetJets president of sales, marketing & service, told me via email. “Passengers cannot be tracked back to any tail number or flight.” Whereas “if you have your own jet…you can be tracked,” Vista’s billionaire founder Thomas Flohr told the Sunday Times last week. “With us, it’s completely anonymous.”

Chartering or fractional ownership can also be more cost-efficient than whole aircraft ownership. Even if you fly frequently and are hellbent on customizing your jet with a bespoke leopard-print cabin, a jet card — akin to a debit card for private flights — can make sense as a back-up. For the even more cost-conscious, discounted one-way tickets are available on so-called empty-leg flights when aircraft are being repositioned.

To be sure, the private-jet operators have had their share of issues. NetJets and others were forced to suspend jet-card sales last year to preserve service quality. Pilot shortages remain a problem; some private jet companies relied on US government handouts to retain pilots during the pandemic, which made it seem like taxpayers were subsidizing the travel habits of the super-rich.

Yet Flexjet forecasts $2.3 billion in revenue this year, more than 70% better than in 2019. One-third of private aviation users surveyed recently by Honeywell International Inc. expect to fly more next year compared with 2022; 64% expect to fly at least the same amount, while just 4% expect to fly less.

Wealthy fliers are better able to withstand inflationary pressures, but private aviation remains the ultimate discretionary purchase: NetJets, for example, lost more than $700 million in the 2009 recession.

Fractional-ownership customers commit capital upfront to pay for the jet, and agree to pay management fees for several years. So companies like Flexjet are “a little bit insulated from the ebbs and flows of aviation activity,” co-Chief Executive Officer Michael Silvestro told me. Dubai-based Vista often finances aircraft itself with debt but customers commit to multiyear contracts for a set amount of flight hours, and make regular prepayments. Businesses reliant on ad-hoc chartering could be more challenged.

“If fractional ownership is like a marriage and jet cards are a committed relationship, on-demand charter is like casual dating,” notes Doug Gollan, founder of Private Jet Card Comparisons.

Loss-making Wheels Up’s track record as a public company — the shares have declined almost 90% since going public — suggests investors now want to see profits, not just whizzy growth. In August, Wheels Up committed to become profitable on an earnings before interest, tax, depreciation and amortization basis by 2024. Flexjet and flyExclusive are already profitable.

Chartering and fractional ownership make more efficient use of private aircraft that otherwise sit unused on the tarmac. Most operators are investing in sustainable aviation fuels and/or have committed to become carbon neutral via carbon offsets. But there’s no escaping how private jets pollute far more per passenger and mile traveled. Until battery-powered planes become a reality, there’s a danger more demand just results in increased emissions.

Climate activists annoyed they can’t track Arnault can console themselves that while plutocrats have found ways to avoid environmental scrutiny, publicly traded private jet companies can’t.

Additional Information and Where to Find It

In connection with the Business Combination, Horizon, Epic and Flexjet intend to prepare, and Flexjet intends to file the Registration Statement containing a proxy statement/prospectus and certain other related documents, which will be both the proxy statement to be distributed to holders of Horizon Stock in connection with Horizon’s solicitation of proxies for the vote by Horizon’s stockholders with respect to the Business Combination and other matters as may be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities of Flexjet to be issued in connection with the Business Combination. When available, Horizon will mail the definitive proxy statement/prospectus and other relevant documents to its shareholders as of a record date to be established for voting on the Business Combination. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that Horizon will send to its shareholders in connection with the Business Combination. Investors and security holders of Horizon are advised to read, when available, the preliminary proxy statement/prospectus in connection with Horizon’s solicitation of proxies for its extraordinary general meeting of shareholders to be held to approve the Business Combination (and related matters) and general amendments thereto and the definitive proxy statement/prospectus because the proxy statement/prospectus will contain important information about the Business Combination and the parties to the Business Combination.

Copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed by Horizon or Flexjet with the SEC may be obtained, once available, free of charge at the SEC’s website at www.sec.gov.

Participants in the Solicitation

Horizon and its directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Horizon’s shareholders in connection with the Business Combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Horizon’s shareholders in connection with the Business Combination will be in the Registration Statement, including a proxy statement/prospectus, when it is filed with the SEC. Investors and security holders may obtain more detailed information regarding the names and interests in the Business Combination of Horizon’s directors and officers in Horizon’s filings with the SEC and such information will also be in the Registration Statement to be filed with the SEC, which will include the proxy statement/prospectus of Horizon for the Business Combination. These documents can be obtained free of charge at the SEC’s website (www.sec.gov).

Flexjet, Epic and their respective directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Horizon in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination will be included in the proxy statement/prospectus for the Business Combination when available.

Forward-Looking Statements

Certain statements made in this communication and the documents incorporated by reference herein are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “target,” “believe,” “expect,” “will,” “shall,” “may,” “anticipate,” “estimate,” “would,” “positioned,” “future,” “forecast,” “intend,” “plan,” “project,” “outlook” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Examples of forward-looking statements include, among others, statements made in this communication regarding the proposed transactions contemplated by the BCA, including the benefits of the Business Combination, integration plans, expected synergies and revenue opportunities, anticipated future financial and operating performance and results, including estimates for growth, the expected management and governance of the combined company, and the expected timing of the Business Combination.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on Horizon’s and Epic’s managements’ current beliefs, expectations and assumptions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Actual results and outcomes may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements.

Important factors that could cause actual results and outcomes to differ materially from those indicated in the forward-looking statements include, among others, the following: (1) the occurrence of any event, change, or other circumstances that could give rise to the termination of the BCA; (2) the outcome of any legal proceedings that may be instituted against Horizon, Epic or Flexjet following the announcement of the BCA and the transactions contemplated therein; (3) the inability to complete the proposed Business Combination, including due to failure to obtain approval of the stockholders of Horizon and Epic, certain regulatory approvals, or satisfy other conditions to closing in the BCA; (4) the occurrence of any event, change, or other circumstance that could give rise to the termination of the BCA or could otherwise cause the transaction to fail to close; (5) the failure to meet the minimum cash requirement of the BCA due to Horizon shareholder redemptions and the failure to obtain replacement financing; (6) the inability to complete a concurrent PIPE Investment in connection with the Business Combination; (7) the failure to meet projected development and production targets; (8) the inability to obtain or maintain the listing of Flexjet’s shares of common stock on The New York Stock Exchange following the proposed Business Combination; (9) the risk that the proposed Business Combination disrupts current plans and operations as a result of the announcement and consummation of the proposed Business Combination; (10) the ability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition, the ability of Horizon, Epic and Flexjet to each grow and manage growth profitably, and retain its key employees; (11) costs related to the proposed Business Combination; (12) changes in applicable laws or regulations; (13) the possibility that Horizon or Epic may be adversely affected by other economic, business, and/or competitive factors; (14) risks relating to the uncertainty of the projected financial information with respect to Epic; (15) risks related to the organic and inorganic growth of Epic’s business and the timing of expected business milestones; (16) the amount of redemption requests made by Horizon’s shareholders; (17) actual or potential conflicts of interest of Horizon’s shareholders and other related parties as a result of certain relationships and transactions with Flexjet, Epic and Horizon, including significant ownership interests and business relationships; (18) members of management of Epic and their affiliated entities and Eldridge and its affiliates (including Sponsor) will control Flexjet following the consummation of the Business Combination, and their interests may conflict with Flexjet’s or its public stockholders, and such persons will be able to determine the composition of Flexjet’s board of directors and actions requiring stockholder approval, including a sale of Flexjet (including in an unsolicited transaction, which they will be able to block); and (19) other risks and uncertainties indicated from time to time in the final prospectus of Horizon for its initial public offering dated March 15, 2021 filed with the SEC and the Registration Statement on Form S-1, that includes a preliminary proxy statement/prospectus, and when available, a definitive proxy statement and final prospectus relating to the proposed Business Combination, including those under “Risk Factors” therein, and in Horizon’s and Flexjet’s other filings with the SEC. Horizon cautions that the foregoing list of factors is not exclusive.

Horizon, Epic and Flexjet caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Horizon, Epic and Flexjet do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in their expectations or any change in events, conditions, or circumstances on which any such statement is based, whether as a result of new information, future events, or otherwise, except as may be required by applicable law. None of Horizon, Epic and Flexjet gives any assurance that any of Horizon, Epic or Flexjet will achieve its expectations.

No Offer or Solicitation

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom, and otherwise in accordance with applicable law.